SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: October 2007

Commission File No.: 000-51581

Saifun Semiconductors Ltd.
(Exact name of registrant as specified in charter)

6 Arie Regev Street,

Sappir Industrial Park, Netanya 42504, Israel

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If yes is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

Merger Agreement

        On October 8, 2007, Saifun Semiconductors Ltd. (“Saifun”) and Spansion Inc. (“Spansion”) issued a joint press release announcing that they and Atlantic Star Merger Sub Ltd., a wholly-owned subsidiary of Spansion (“Merger Sub”), had entered into an Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 (the “Merger Agreement”), pursuant to which Merger Sub would merge (the “Merger”) with and into Saifun, with Saifun surviving as a wholly-owned subsidiary of Spansion.

        Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of both companies, each Saifun shareholder will receive 0.7429 shares of Spansion common stock and approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash) for each Saifun Ordinary Share. Based on closing stock prices on October 5, the total consideration values Saifun at $11.26 per share, for a total consideration of $368 million on a fully-diluted basis, or approximately $135 million net of cash acquired and cash distributed to Saifun shareholders. Saifun’s share options will convert upon completion of the Merger into stock options with respect to Spansion common stock, after giving effect to the exchange ratio in the Merger and the cash distribution.

        The Merger Agreement contains customary covenants of Spansion and Saifun, including, among others, a covenant by Saifun to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of transactions during such period. The board of directors of Saifun has adopted a resolution recommending the requisite approval of the Merger by its shareholders, and has agreed to hold a shareholder and any necessary creditor meetings to consider and vote upon the transactions contemplated by the Merger Agreement. Saifun has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or an agreement concerning or provide confidential information in connection with any proposals for alternative business combination transactions.

        Consummation of the Merger is subject to conditions, including, among others, (i) approval of the Merger by an Israeli court (which approval can only occur after the shareholders and, if required, creditors, of Saifun approve the Merger in accordance with Section 350 of the Israeli Companies Law), (ii) receipt of certain regulatory and tax approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the accuracy of the representations and warranties of the other party at the time of execution of the Merger Agreement (most of which are subject to an overall material adverse effect qualification), and (iv) compliance in all material respects by the other party with its covenants.

        The Merger Agreement contains certain termination rights for both Spansion and Saifun and further provides that, upon termination of the Merger Agreement under specified circumstances, Saifun may be required to pay Spansion a termination fee of $8.0 million.

        Saifun’s chief executive officer will continue to be employed by the combined companies, and will serve on the board of directors of Spansion after the closing of the transaction.

Voting Undertakings

        Concurrently with entering into the Merger Agreement, certain shareholders of Saifun entered into a Voting Undertaking with Spansion (the “Voting Undertakings”) pursuant to which they agreed to vote their shares of Saifun (i) for the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Transactions”), (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transactions; or inhibit the timely consummation of the Transactions, and (iii) except for the Merger, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its Subsidiaries not permitted pursuant to the Merger Agreement.

        Pursuant to the Voting Undertakings, the signing shareholders also agreed that if Saifun terminates the Merger Agreement under certain circumstances, and such shareholders subsequently receive consideration for their Saifun shares in an alternative business combination transaction, then the signing shareholders will pay to Spansion 50% of the difference between (i) the sum of the price they would have received in the Merger plus the portion of the cash distribution they would have received from Saifun and (ii) the price they actually receive in the alternative transaction (which payment will take the same form and proportion as the consideration they receive in the alternative transaction).

Lock-Up Agreement

        Concurrently with execution of the Merger Agreement, the chief executive officer of Saifun entered into a Lock-Up Agreement with Spansion (the “Lock-Up Agreement”) pursuant to which he agreed not to sell the Spansion shares he receives as a result of the Merger, subject to specified exceptions, for a period ending on the date that is two years after the completion of the Merger, subject to the exception that he may sell 50% of the aggregate Spansion shares he receives in the Merger after one year.

Affiliate Agreements

        Concurrently with execution of the Merger Agreement, certain affiliates of Saifun entered into Affiliate Agreements (the “Affiliate Agreements”) pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Spansion securities that they receive as a result of the Merger in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        Copies of the Press Release, the Merger Agreement and the form of Voting Undertaking are attached as exhibits hereto and are hereby incorporated into this report by reference. The foregoing description of the Merger Agreement and the Voting Undertaking does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements. However, readers are cautioned that the copy of the Merger Agreement included with this document is not intended to provide security holders with information concerning the condition (financial or otherwise) of any of the parties to the Merger Agreement. Specifically, although the Merger Agreement contains various representations and warranties of the parties, those representations and warranties were negotiated between the parties with the principal purpose of providing the conditions under which they would remain obligated to proceed with the merger in the event circumstances differ from those stated in the representations and warranties (subject to the disclosures and other qualifications that have been negotiated in the Merger Agreement). In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, readers should not look to or rely on such representations and warranties for information about the parties to the Merger Agreement. Investors should read the Merger Agreement together with the other information concerning Spansion and Saifun that each company publicly files in reports and statements with the Securities and Exchange Commission.

Saifun expects to disseminate to its shareholders, following the approval by the Israeli Court, a proxy statement in connection with the meeting at which Saifun’s shareholders will be asked to approve the proposed Merger. Saifun’s shareholders are urged to read the proxy statement, when it becomes available, because it will contain important information. Saifun’s shareholders will also be able to obtain a free copy of the proxy statement (when it is furnished to the SEC and becomes available) at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

        Statements contained in this report that are not historical facts, including statements regarding the consummation of the transaction, and the timing thereof, the expected benefits of the transaction, the future market for the companies’ products, future financial and operating results, plans, objectives, expectations and intentions, including plans with respect to future products and the continued support of Saifun customers after the closing of the transaction, are forward-looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Many of these risks and uncertainties cannot be predicted with accuracy and some might not even be anticipated. Some of the factors that could significantly impact the forward-looking statements in this report include the ability to obtain regulatory and other approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the risk that Saifun’s business may not perform as expected; risks related to IP litigation involving either party; and other risks, some of which are discussed in the companies’ reports filed with the Securities and Exchange Commission under the caption Risk Factors and elsewhere. Any forward-looking statement is qualified by reference to these risks and factors. These risks and factors are not exclusive, and the companies undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release except as required by law. Additional information regarding these and other factors is contained in the companies’ SEC filings, including, without limitation, Spansion’s Form 10-K for the year ended December 31, 2006, and its Form 10-Q for the fiscal quarters ended July 1, 2007 and April 1, 2007, Saifun’s Form 20-F for the year ended December 31, 2006 and Saifun’s Forms 6-K. The companies’ filings are available from the Securities and Exchange Commission or may be obtained on Spansion’s website at www.Spansion.com and Saifun’s website at www.Saifun.com, as applicable.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2007	SAIFUN SEMICONDUCTORS LTD. By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007, by and among Spansion Inc., Atlantic Star Merger Sub Ltd. and Saifun Semiconductors Ltd.

99.2	Form of Voting Undertaking

99.3	Press Release issued October 8, 2007